UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Commission File Number 1-14542
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No.132, Sec. 3
Min-Sheng East Road, Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures
Exhibit Index
EX-99.1
EX-99.2

     Attached hereto as exhibits 99.1 and 99.2 and filed as part of this report are the press releases issued by the registrant on May 17, 2010 and June 28, 2010.

Exhibit 99.1	Press Release, dated May 17, 2010, announcing the filing of the annual report for the period ended December 31, 2009 and the election of Mr. Andy C.C. Cheng as Chairman of the Board of Directors.

Exhibit 99.2	Press Release, dated June 28, 2010, reporting unaudited financial results for the first quarter ended March 31, 2010.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Date: June 30, 2010

Exhibit Index

Exhibit 99.1	Press Release, dated May 17, 2010, announcing the filing of the annual report for the period ended December 31, 2009 and the election of Mr. Andy C.C. Cheng as Chairman of the Board of Directors.

Exhibit 99.2	Press Release, dated June 28, 2010, reporting unaudited financial results for the first quarter ended March 31, 2010.